FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

(Chartered Account brings over 25 years industry experience)

Calgary, Alberta – Friday, December 15, 2006 – JED Oil Inc. (AMEX: JDO) today announced that Richard D. Carmichael, C.A. of Calgary, Alberta will become the Company’s Chief Financial Officer, joining JED full time on January 2, 2007.  Mr. Carmichael, after spending three years with a major accounting firm and obtaining his designation as a Chartered Accountant (roughly the equivalent of a CPA), has spent the past 25 years working for a variety of companies in the oil and gas industry.  He has experience with oil and gas exploration and development companies, both large and small, as well as an energy income trust and industry service providers.  “Richard completes the hand-picked group of employees that we need to grow and develop JED’s future” stated James Rundell, JED’s President.

Justin Yorke, Chairman of JED’s Audit Committee, stated that, “The board of directors is pleased that management was able to source such an experienced addition.  Mr. Carmichael has the qualities we were looking for in a CFO, to not only help the Company develop, but to insure high quality and timely disclosure documents.”

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties principally in western Canada and the United States.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

Marcia Johnston, General Counsel

Lena Cati (212) 836-9611

(403) 537-3250

www.theequitygroup.com

www.jedoil.com